NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ("NYSE" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of Class A Common Stock (the "Common Stock") of Audacy, Inc. (the "Company") from listing and registration on the Exchange on November 10, 2023, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the NYSE. The Exchange has determined that the Company's Common Stock is no longer suitable for listing based on "abnormally low" price levels, pursuant to Section 802.01D of the Listed Company Manual. On May 16, 2023, the Exchange determined that the Common Stock of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the NYSE. The Company was notified on May 16, 2023. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on May 16, 2023. Trading in the Common Stock was suspended immediately on May 16, 2023. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange, the determination to delist the Common Stock, provided it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company filed such a request on May 31, 2023, within the specified time period. On October 30, 2023, the Committee issued a decision in which it upheld the Exchange's previously announced determination to delist the Company's Common Stock. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.